Exhibit 99.1

DEALER AGREEMENT

March 26, 2009

Thomson Reuters Corporation
3 Times Square
New York, NY 10036

Attention:	David Shaw, Treasurer

Dear Ladies and Gentlemen:

We understand that Thomson Reuters Corporation (the “Company”) proposes to create, issue and sell in the aggregate up to C$750,000,000 principal amount of 6.00% Notes due March 31, 2016 (the “Notes”) which will be fully and unconditionally guaranteed by Thomson Reuters PLC and will have substantially the attributes set out in the draft prospectus supplement attached hereto.

References herein to “Thomson Reuters” refer to the Company, Thomson Reuters PLC and their respective consolidated subsidiaries which operate as a unified group pursuant to a dual listed company structure.

We understand further that the Company is willing to appoint us, severally, as its agents to solicit offers to purchase Notes and, subject to due compliance with and fulfilment of all the terms and conditions set forth herein, we hereby severally accept such appointment to act as the Company’s exclusive agents in the solicitation of offers to purchase Notes for a purchase price of C$997.63 per C$1,000 principal amount of the Notes in accordance with the terms of the agreement resulting from the Company’s acceptance of the offer.

Terms and Conditions

1.	The Notes

The Notes will be duly and validly authorized, created and issued pursuant to the terms of an indenture dated as of November 20, 2001, as supplemented by an eighth supplemental indenture dated September 20, 2005, an eleventh supplemental indenture dated May 29, 2008 and a fourteenth supplemental indenture to be dated the Closing Date (as defined in paragraph 10 below) (collectively, the “Trust Indenture”) between the Company and Computershare Trust Company of Canada (the “Trustee”) on terms and conditions reasonably satisfactory to us and our counsel.

2.	Filing of Prospectus

The Company represents and warrants that: (a) the Company has a short form base shelf prospectus dated December 23, 2008 (the “Prospectus”) filed with the securities commissions in each of the Provinces of Canada, in accordance with the rules and procedures established pursuant to the securities laws of all the Provinces of Canada and, in particular, pursuant to National Instrument 44-101 and National Instrument 44-102 (the “Shelf Procedures”); (b) in so filing the Prospectus, the Company has selected the Province of Ontario as the principal jurisdiction and has obtained from the Ontario Securities Commission a final receipt in respect of the Prospectus which also evidences the issuance of a receipt in the other Provinces of Canada under Multilateral Instrument 11-102 Passport System; (c) the Company is eligible to make use of the short form prospectus system contemplated by National Instrument 44-101 and the Shelf Procedures for the distribution of the Notes and to distribute the Notes under the Prospectus; and (d) the Company has fulfilled all requirements to be fulfilled by the Company, including the filing of all continuous disclosure materials required to be filed pursuant to the applicable securities laws but excluding the preparation and filing of the Supplement (as defined below), to enable the Notes to be offered for sale and sold to the public in all the Provinces of Canada through registrants who have complied with the relevant provisions of applicable securities laws.

3.	Filing of Prospectus Supplement

The Company shall fulfil, to the satisfaction of our counsel, all legal requirements to be fulfilled by the Company to enable the Notes to be offered for sale and sold to the public in each of the Provinces of Canada through registrants who have complied with relevant provisions of the applicable securities legislation of each of the Provinces of Canada. All such legal requirements to enable the sale of the Notes to the public, including the preparation and filing under National Instrument 44-102 of a supplement (the “Supplement”) to the Prospectus in form and substance satisfactory to us, shall be fulfilled as soon as possible but in any event by 11:00 a.m. on March 30, 2009 in the Provinces of Canada.  Such fulfilment shall include, without limiting the generality of the foregoing, compliance with all provincial securities acts and similar laws, rules, instruments, regulations and policies relating to the proposed distribution of the Notes, including the filing of a French language version of the Supplement in the Province of Quebec.  Without limiting the generality of the foregoing, if required by a securities regulatory authority pursuant to National Instruments 44-101 or 44-102, the Company shall provide a prospectus amendment to Purchasers of the Notes.  The term “Prospectus” as used herein refers to the Prospectus (including documents incorporated therein) in the English and French languages, and the Supplement in the English and French languages.  Prior to the filing of the Supplement, any supplemental statement or any amended prospectus, the Company will allow us to conduct all due diligence which we may reasonably require to fulfil our legal obligations and to enable us responsibly to sign such documents.

4.	Distribution of Notes

We will offer the Notes for sale, directly and through other investment dealers and brokers (“Selling Firms”) (we and the Selling Firms being referred to as the “Selling Group”), only as permitted by applicable securities legislation and regulations, upon the terms and conditions set forth herein and shall require any other person involved in the distribution as a banking or selling group member to do the same.  We shall use our reasonable best efforts to complete and to cause the members of any banking or selling group to complete the distribution of the Notes as promptly as practicable.  We shall notify the Company as soon as reasonably practicable after we have completed distribution of the Notes.  The Selling Group shall not at any time be obliged to purchase any Notes.

5.	Delivery of Documents

Prior to filing the Supplement, the Company shall deliver to us the Prospectus signed as required by the laws of all of the Provinces of Canada.  The Company shall also deliver to us duly signed copies of any supplemental statement and any amended prospectus required to be filed by the Company under the laws of any Province of Canada.  Such deliveries shall constitute the representation and warranty of the Company to us that: (i) each such document at the time of its filing fully complied with the requirements of the securities laws pursuant to which it was filed and all the information and statements contained or incorporated by reference in the Prospectus, any supplemental statement and any amendment thereto (except information or statements furnished by and relating solely to us) are, at the respective dates of delivery thereof, true and correct, contain no misrepresentation (as defined in applicable securities laws) and constitute full, true and plain disclosure of all material facts relative to Thomson Reuters and the Notes, as required by applicable securities laws, and (ii) no facts or information have been omitted therefrom (except facts or information relating solely to us) which are necessary to make the statements contained therein not misleading in light of the circumstances in which they were made.  Such deliveries shall also indicate that the Company consents to our use of the Prospectus, any supplemental statement, and any amendment thereto in connection with the offering and sale of the Notes.  Delivery by the Company of the Prospectus shall also constitute its representation and warranty to us that the French language version of the Prospectus is in all material respects a complete and proper or accurate translation of the English language version thereof.

The Company shall also deliver to us, forthwith when available, and in all events on or before 11:00 a.m. (Toronto time) on March 30, 2009 in such cities as we may reasonably request, without charge, such numbers of commercial copies of the Prospectus and any supplemental statement and any amendments thereto in the English and French language as we may reasonably require.

6.	Opinion re Translation

The Company shall deliver to us immediately before the filing of the Supplement in the Province of Quebec an opinion of its local counsel in Quebec that, except for specified financial information (the “Financial Information”), the French version of the Prospectus, including the documents incorporated by reference therein, is in all material respects a complete and proper translation of the English version thereof.  The Company shall also deliver to us at such time an opinion of Thomson Reuters auditors that the Financial Information contained in the French version of the Prospectus, including the documents incorporated by reference therein, is in all material respects a complete and proper translation of the Financial Information contained in the English version thereof.  Similar opinions as to translation shall be provided to us with respect to any supplemental statement, amendments to the Prospectus or other relevant document in the French language immediately before the filing of the Supplement in the Province of Québec and if filed thereafter, at the time the same is filed with the Autorité des marchés financiers.

7.	Letter of Auditors

The Company shall deliver to us immediately before the filing of the Supplement in the Province of Ontario letters from Thomson Reuters auditors, the Canadian firm of PricewaterhouseCoopers LLP and the UK firm of Pricewaterhouse Coopers LLP, in form and substance satisfactory to us and our counsel, to the effect that they have carried out certain procedures, performed for the purposes of comparing certain specified financial information and percentages (which is limited to financial information derived from the general accounting records of Thomson Reuters) in the Prospectus and the Supplement including information incorporated therein by reference with indicated amounts in the financial statements or accounting records of Thomson Reuters and (excluding any questions of legal interpretation) have found such information and percentages to be in agreement with the relevant accounting and financial information of Thomson Reuters referred to in such letter in the description of the procedures performed by them.  Notwithstanding the foregoing, we acknowledge that Thomson Reuters auditors may address the information contained in the management information circular of Thomson Reuters Corporation dated March 26, 2009 relating to the Thomson Reuters Annual General Meeting to be held on May 13, 2009 in the comfort letters delivered at the Time of Closing pursuant to clause (ii) of paragraph 11). Such letter shall also refer to matters involving changes or developments since the dates as of which financial information is given in the Prospectus or the Supplement, as applicable, to a date not more than seven (7) days prior to the date of such letter.

8.	Material Changes

During the period from the date hereof until completion of distribution to the public of the Notes the Company shall promptly notify us in writing, with reasonable detail, of any material change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Thomson Reuters on a consolidated basis or any change in any material fact contained or incorporated by reference in the Prospectus or in any supplemental statement or amendment to the Prospectus, which change is, or may be, of such a nature as to render untrue or misleading any statement contained therein or would result in any of such documents, as they exist immediately prior to such change, containing a misrepresentation (as defined in applicable Canadian securities laws) or which would result in any of such documents, as they exist immediately prior to such change, not complying with the laws of any jurisdiction in which the Notes are offered for sale, or which change would reasonably be expected to have a significant effect on the market price or value of any securities of Thomson Reuters. The Company shall, to the satisfaction of our counsel, promptly comply with all applicable filing and other requirements under securities acts and similar laws and regulations in all Provinces of Canada, arising whether as a result of such change or otherwise.  The Company shall in good faith, prior to notifying us in writing in accordance with this paragraph, discuss with us any change in circumstances (actual or proposed within the Company’s knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to us pursuant to this paragraph, and, in any event, prior to making any filing referred to in this paragraph.

9.	Indemnity

(a)
The Company shall protect and indemnify us and our directors, officers, employees and legal counsel (collectively, the “Indemnified Parties”) from and against all losses (other than losses of profits), claims, costs, damages and liabilities which the Indemnified Parties may suffer or incur and which are caused by or arise directly or indirectly by reason of:

(i)
any information or statement (except any information or statement relating solely to us) contained in the Prospectus or any amendment thereto or any supplemental statement or in any other document or material filed or delivered pursuant to paragraphs 2, 3, 5 or 8 hereof or any other document or material which has been filed by Thomson Reuters with any securities commission or other regulatory body being untrue or a misrepresentation (as defined in applicable Canadian securities laws) or being alleged in a proceeding brought against an Indemnified Party to be untrue or a misrepresentation (as defined in applicable Canadian securities laws) or by reason of the omission of or omission alleged in a proceeding brought against an Indemnified Party to state therein any material fact or any other fact or information (except facts or information relating solely to us) required to be stated therein, or necessary to make the statements therein not misleading; or

(ii)
any order or ruling made or enquiry, investigation or proceeding, commenced or threatened by any securities commission or other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in applicable Canadian securities laws) or alleged untrue statement, omission or misrepresentation (except a statement or omission or misrepresentation relating solely to us) in the Prospectus or any amendment to the Prospectus or material filed or delivered pursuant to paragraphs 2, 3, 5 or 8 hereof or any other document or material which has been filed by Thomson Reuters with any securities commission or other regulatory body, preventing or restricting the trading in or distribution of the Notes or any of them or any other securities of Thomson Reuters in any of the Provinces of Canada.

(b)
If any claim contemplated by this paragraph 9 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Company as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Company's liability under this paragraph) and the Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability or settlement shall be made by the Company or the Indemnified Party without, in each case, the prior written consent of all the parties hereto and the Indemnified Party, such consent not to be unreasonably withheld or delayed.  An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the employment of such counsel has been authorized by the Company; or (ii) the named parties to any such suit include  both the Indemnified Party and the Company and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which case the Company shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), or (iii) the Company fails to assume the defence of such suit on behalf of the Indemnified Party within seven (7) days of receiving notice of such suit.  It is the intention of the Company to constitute us as trustees for our directors, officers and employees of the covenants of the Company under this paragraph with respect to our directors, officers and employees and we agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(c)
In order to provide for just and equitable contribution in circumstances in which the indemnity provided in this paragraph 9 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by an Indemnified Party, the Company and we shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of the nature contemplated in this paragraph (including legal fees, costs and disbursements) and suffered or incurred by the Indemnified Parties in such proportions so that we shall be responsible for that portion thereof as is represented by the percentage that the total Dealer Fee (as defined below in paragraph 15) paid to us hereunder by the Company bears to the Purchase Price (as defined below in paragraph 15), both as determined pursuant to the provisions hereof, and the Company shall be responsible for the balance, whether or not it has been sued or sued separately; provided, however, that we shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Dealer Fee or any portion thereof actually received by us, less the aggregate amount of any damages that the Indemnified Parties have otherwise been required to pay hereunder; provided further, however, that a party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that the claims, expenses, costs, liabilities and losses were caused by such activity be entitled to claim contribution therefor from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.  The rights to contribution provided in this subparagraph shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties or the Company may have by statute or otherwise at law.  If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Company notice thereof in writing, but failure to so notify shall not relieve the Company of any obligation which it may have to the Indemnified Party.

10.	Investigation

If any enquiry, investigation or other proceeding should be commenced or any order should be issued under or pursuant to any statute of Canada or any of the Provinces of Canada, or otherwise, or there is any change of law which operates to prevent or restrict the trading in or distribution of the Notes or of any of them, we shall be entitled, at our option, in addition to any other remedies, to terminate and cancel this agreement and withdraw all subscriptions for Notes on behalf of subscribers by giving the Company written notice to that effect at any time prior to the Closing Time.  The term “Closing Time” wherever used herein shall mean 10:00 a.m., Toronto time, on March 31, 2009 or such later date and/or time that the Company and we may agree upon (the “Closing Date”).

11.	Documents at Closing

Our obligations under the agreement resulting from the Company’s acceptance of this offer are subject to our receiving, at the Closing Time: (i) a legal opinion acceptable to us from Company counsel, Torys LLP, and from our counsel, McCarthy Tétrault LLP, with respect to all such matters as we may reasonably request relating to the creation, issue and sale of the Notes and the fulfillment of and compliance with the terms and conditions hereof; and (ii) comfort letters from Thomson Reuters auditors satisfactory to us and in scope and content similar to the comfort letters required under paragraph 7 hereof with such changes as may be necessary to bring the information therein forward to a date not more than five (5) days prior to the Closing Time.  The Company shall also deliver to us an opinion of local counsel of the Company in Quebec as to compliance with the laws of Quebec relating to the use of the French language, which opinion shall be in form and substance satisfactory to our counsel.  It is understood that Company counsel and our counsel may rely on the opinion of local counsel acceptable to them as to the qualification of the Notes for sale to the public in Provinces of Canada other than Ontario and as to other matters governed by the laws of jurisdictions other than Ontario or Canada.  It is further understood that our counsel may rely on the opinion of Company counsel as to matters which relate specifically to Thomson Reuters.  In addition, Company counsel and our counsel may rely on certificates of officers and the auditors of Thomson Reuters.

12.	Expenses

Except in the case where we default in our obligations under this Agreement, whether or not the transaction hereby contemplated shall be completed, all expenses of or incidental to the creation, issue, offering, delivery and sale of the Notes, and of or incidental to all other matters in connection with the transaction herein set out, shall be borne by the Company, including, without limitation, the costs of preparation and printing of the Prospectus or any amendment thereto in both the English and French languages, the Trust Indenture and the Notes, the cost of qualification of the Notes for sale to the public, the reasonably incurred fees and disbursements of the Company’s and our counsel and Thomson Reuters auditors and our reasonably incurred out-of-pocket expenses.

13.	Termination

If, prior to the Closing Time,

(a)
any announcement or statement is made or published or any document is released or published by the Government of Canada or any official thereof including, without limitation, the Minister of Finance, relating to or affecting the issuance or holding of Notes or the tax consequences thereof which would, in our sole opinion, make it impracticable or inadvisable or unprofitable to distribute or continue to distribute the Notes as herein provided;

(b)
there should develop, occur, come into effect or be announced any occurrence of national or international consequence or any action, governmental law or regulation, enquiry or other occurrence of any nature whatsoever which, in our reasonable opinion, seriously adversely affects or may seriously adversely affect the financial markets for Canadian securities or the business of Thomson Reuters on a consolidated basis; or

(c)	the Company should cease to be eligible to use the short form prospectus system contemplated by National Instrument 44-101;

we shall be entitled at our option, to terminate this agreement and withdraw all subscriptions for Notes on behalf of subscribers by notice to that effect given to the Company not later than the Closing Time.

In the event of termination by us pursuant to this paragraph 13 or under paragraph 10 (in the case of an event relating to Thomson Reuters), the Company's liability hereunder shall be limited to payment of such expenses referred to in paragraph 12 as shall previously have been incurred and any liability that may arise or may have arisen under paragraph 9.

14.	Ratings and Certificate

Any purchase of Notes shall be subject to there having occurred prior to the Closing Time no material adverse change, financial or otherwise, in the assets, the liabilities (contingent or otherwise), business or operations of Thomson Reuters, on a consolidated basis, from that disclosed to the date hereof, and receipt by us at the Closing Time of a certificate dated the date of delivery signed by any two of the President, a Vice President, the Treasurer, the Chief Financial Officer or Chief Accounting Officer (or such other officers as we may approve) of Thomson Reuters certifying that to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable enquiries, (i) at such date, the Notes are rated Baa1 (stable), A (low) (stable), A- (negative) and A- (stable) by Moody's Investors Service, Inc., DBRS Limited, Standard & Poor's Rating Services and Fitch Ratings Ltd. (collectively, the "Rating Agencies"), respectively, (ii) none of the Rating Agencies has placed the Notes on "rating alert" or other comparable downgrade warning, and (iii) there has been no material adverse change, financial or otherwise, to such date in the assets, the liabilities (contingent or otherwise), business or operations of Thomson Reuters, on a consolidated basis, and no change in a material fact, from that disclosed in the Prospectus. Such certificate shall also relate to such matters of fact as we and our counsel may reasonably request.

15.	Delivery & Payment

The purchase and sale of the Notes shall be completed at the Closing Time (as defined above in paragraph 10) at the offices of Torys LLP in Toronto.

In consideration of the services rendered and to be rendered by us in connection herewith, including but not limited to: acting as financial advisers to the Company; assisting in the preparation of the Supplement (as defined above in paragraph 3) and related documentation in order to qualify the Notes for sale; selling the Notes to the public both directly and through other dealers and brokers; and performing administrative work in connection with the sale of the Notes, the Company agrees to pay us a fee equal to C$3.70 per C$1,000 principal amount of Notes sold (the “Dealer Fee”) which will be allocated amongst the Agents as set out in the syndicate structure delivered by BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. to the Company on the date hereof.  Payment of the purchase price for the Notes by us to the Company will be made by wire transfer of immediately available funds to the Company pursuant to instructions provided by the Company to us or as the Company may otherwise direct of C$997.63 per C$1,000 principal amount of Notes sold, plus accrued interest, if any, from March 31, 2009 to the date of delivery of the Notes (the “Purchase Price”), net of the Dealer Fee, at the Closing Time (as defined in paragraph 10 above) at the offices of Torys LLP in Toronto against delivery of the Notes by the Company to us in global, fully registered form for deposit in the book-based system administered by CDS Clearing and Depository Services Inc.

16.	Notices

Any notice or other communication to be given hereunder shall, in the case of notice to the Company, be addressed to, the Company at 3 Times Square, New York, NY 10036, Attention:  General Counsel (Fax: (646) 223-7716), with an additional copy directed to it at 3 Times Square, New York, NY 10036, Attention:  Treasurer (Fax: (646) 223-7716) and in the case of notice to us, be addressed to: BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., Merrill Lynch Canada Inc., ABN AMRO Capital Markets Canada Limited, Barclays Capital Canada Inc., Citigroup Global Markets Canada Inc., Deutsche Bank Securities Limited, Goldman Sachs Canada Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., Morgan Stanley Canada Limited, Scotia Capital Inc. and UBS Securities Canada Inc. c/o BMO Nesbitt Burns Inc., 1 First Canadian Place, 100 King Street West, 3rd Floor Podium, P.O. Box 150, Toronto, Ontario, M5X 1H3, Attention: Jim Halliday (Fax: (416) 359-4404) and RBC Dominion Securities Inc., Royal Bank Plaza, 200 Bay Street, 4th Floor, Toronto, Ontario, M5J 2W7 Attention:  Chris Seip (Fax: (416) 842-6474) with a copy in each case to Torys LLP, Suite 3000, 79 Wellington Street West, Toronto Dominion Centre, Toronto, Ontario, M5K 1N2, Attention:  Michael Siltala (Fax: (416) 865-7380); and McCarthy Tétrault LLP, 53rd Floor, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario, M5K 1E6, Attention: Andrew Parker (Fax: (416) 868-0673).  Any notice or other communication shall be in writing and, unless delivered to a responsible officer of the addressee, shall be given by courier service, facsimile or telex and shall be deemed to have been given when such notice should have reached the addressee in the ordinary course.

All receipts, notices, directions and other communications to be given pursuant hereto prior to or at the Closing Time on behalf of us, except a notice of termination pursuant to paragraph 10, 13 or 17 and notice pursuant to paragraph 9 which shall be given by the Indemnified Party, may be given by BMO Nesbitt Burns Inc. or RBC Dominion Securities Inc. and this is the Company's full authority to accept such receipts, notices, directions and other communications.  Notice of termination pursuant to paragraph 10, 13 or 17 may be given by any of us.

17.	Conditions

All terms and conditions of this offer and the agreement resulting from your acceptance of this offer which are to be complied with by the Company shall be construed as conditions, and any breach or failure by the Company to comply with any such terms or conditions shall entitle any of us to terminate our respective obligations under this agreement and withdraw all subscriptions for Notes on behalf of subscribers by notice to that effect given to the Company at or prior to the Closing Time.  It is understood that we may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to our rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on us any such waiver or extension must be in writing.

18.	Survival

The representations, warranties, obligations and agreements of us and the Company herein contained shall survive the sale of the Notes by the Company or the termination of this agreement in respect of all parties or all or any of us and shall continue in full force and effect unaffected by any subsequent dispositions of the Notes. Such survival and continuation shall not apply if we terminate our obligations under this Agreement in circumstances where the Company is not in default under the terms of this Agreement.

19.	Obligations of Dealers

By its acceptance hereof, the Company agrees that our obligations shall be several and not joint and that we shall not at any time be obliged to purchase any Notes.  We agree, severally, to use our reasonable best efforts to attempt to sell the Notes in accordance with the terms hereof.

20.	Time of the Essence

Time shall be of the essence of the agreement resulting from the Company’s acceptance of this offer.

21.	Governing Law

The agreement resulting from the Company’s acceptance of this offer shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

22.	Severable Provisions

If any provision of this offer and the agreement resulting from the Company’s acceptance of this offer is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this offer and the Company’s agreement resulting from the acceptance of this offer and such void or unenforceable provision shall be severable from this offer and the agreement resulting from the Company’s acceptance of this offer.

23.	Counterparts

This offer and the agreement resulting from the Company’s acceptance of this offer may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

24.	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and cancels any prior agreements or understandings between the parties, written or oral, with respect to the subject matter hereof.

[SIGNATURE PAGE TO FOLLOW]

If the foregoing is in accordance with the Company’s understanding and is agreed by the Company, will the Company please confirm its acceptance by signing the enclosed copies of this letter at the place indicated.

Yours truly,
BMO NESBITT BURNS INC	RBC DOMINION SECURITIES INC.

(signed) Jim Halliday	(signed) Chris Seip

By:	By:
Name: Jim Halliday	Name: Chris Seip

TD SECURITIES INC.	MERRILL LYNCH CANADA INC.

(signed) Jeremy M.C. Walker	(signed) Michal Cegielski

By:	By:
Name: Jeremy M.C. Walker	Name: Michal Cegielski

ABN AMRO CAPITAL MARKETS CANADA LIMITED	BARCLAYS CAPITAL CANADA INC.

(signed) Albert P. Jones	(signed) Sandra Godard

By:	By:
Name: Albert P. Jones	Name: Sandra Godard

CITIGROUP GLOBAL MARKETS CANADA INC.	DEUTSCHE BANK SECURITIES LIMITED

(signed) David A Carson	(signed) Paul Jurist

By:	By:
Name: David A Carson	Name: Paul Jurist

GOLDMAN SACHS CANADA INC.	HSBC SECURITIES (CANADA) INC.

(signed) Stefano Zuliani	(signed) Catherine J. Code

By:	By:
Name: Stefano Zuliani	Name: Catherine J. Code

J. P. MORGAN SECURITIES CANADA INC.	MORGAN STANLEY CANADA LIMITED

(signed) Deep Khosla	(signed) Dougal Macdonald

By:	By:
Name: Deep Khosla	Name: Dougal Macdonald

SCOTIA CAPITAL INC.	UBS SECURITIES CANADA INC.

(signed) D. Gregory Lawrence	(signed) E.T.N. Larkin

By:	By:
Name: D. Gregory Lawrence	Name: E.T.N. Larkin

Accepted and agreed to as of the 26th day of March, 2009

THOMSON REUTERS CORPORATION

(signed) David Shaw

By:
Name: David Shaw
Title: Treasurer